Exhibit 12.1

M/I Homes, Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges and

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months	Nine Months
	Ended	Ended	Fiscal Year Ended December 31,
(Dollars in Thousands)	2013	2012	2012	2011	2010	2009	2008
Earnings:
Income (Loss) from continuing operations before income taxes	$26,033	$7,377	$12,759	($33,902)	($27,404)	($92,989)	($215,124)

Add:
Loss (income) of unconsolidated joint ventures	(278)	10	12	23	(276)	1	(158)
Fixed charges from below	23,253	20,157	27,389	26,062	21,026	20,186	24,023
Interest amortized to cost of sales	11,295	9,211	13,468	10,949	13,339	11,720	12,969
Less:
Interest capitalized	(10,046)	(7,128)	(9,975)	(9,743)	(9,744)	(9,552)	(9,593)

Total (loss) earnings (a)	$50,257	$29,627	$43,653	($6,611)	($3,059)	($70,634)	($187,883)

Fixed Charges:
Interest incurred (a)	$19,677	$17,372	$23,462	$22,287	$16,286	$14,838	$18,174
Amortization of debt costs	2,555	1,822	2,584	2,461	2,873	3,181	2,616
Rental expense interest factor	1,021	963	1,343	1,314	1,867	2,167	3,233

Total fixed charges	$23,253	$20,157	$27,389	$26,062	$21,026	$20,186	$24,023

Ratio of earnings to fixed charges	2.16	1.47	1.59	—	—	—	—

Coverage deficiency	—	—	—	$32,673	$24,085	$90,820	$211,906

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollars in Thousands)	2013	2012	2012	2011	2010	2009	2008
Total earnings (loss)- from above	$50,257	$29,627	$43,653	($6,611)	($3,059)	($70,634)	($187,883)

Total fixed charges- from above	23,253	20,157	27,389	26,062	21,026	20,186	24,023
Preferred stock dividends (adjusted to pretax dollars)	2,438	0	0	0	0	0	7,863

Combined fixed charges and preferred stock dividends	$25,691	$20,157	$27,389	$26,062	$21,026	$20,186	$31,886

Ratio of earnings to combined fixed charges and preferred stock dividends	1.96	1.47	1.59	—	—	—	—

Coverage deficiency	—	—	—	$32,673	$24,085	$90,820	$219,769

(a)	The Company records interest accrued on certain tax positions in income tax (benefit) provision. Interest included in “fixed charges” is only interest on third party indebtedness, and interest expense accrued on uncertain tax positions is excluded from the calculation of “earnings”.

The ratio of earnings to fixed charges is determined by dividing earnings by fixed charges. Earnings consist of (loss) income from continuing operations before income taxes, loss (income) of unconsolidated joint ventures, fixed charges, interest amortized to cost of sales, excluding capitalized interest. Fixed charges consist of interest incurred, amortization of debt costs and that portion of operating lease rental expense (33%) deemed to be representative of interest. The ratio of earnings to combined fixed charges and preferred stock dividends is determined by dividing earnings by combined fixed charges and preferred stock dividends. Preferred stock dividends represent preferred stock dividends multiplied by the ratio which pre-tax income from continuing operations bears to income from continuing operations.